EXHIBIT 99.1

IIJ Announces First Six Months Financial Results for the Fiscal Year Ending March 31, 2019

TOKYO, Nov. 06, 2018 (GLOBE NEWSWIRE) -- Internet Initiative Japan Inc. ("IIJ" NASDAQ:IIJI, TSE:3774) today announced its first six months consolidated financial results for the fiscal year ending March 31, 2019 (“1H18” from April 1, 2018 to September 30, 2018).1

Highlights of Financial Results for 1H18

Revenues	JPY91.0 billion (up 9.6% YoY2)
Gross Margin	JPY14.1 billion (up 8.2% YoY)
Operating Income	JPY2.9 billion (up 25.8% YoY)
Adjusted Income before Income Tax Expense[3]	JPY2.9 billion (up 25.2% YoY)
Adjusted Net Income attributable to IIJ[3]	JPY1.7 billion (up 22.7% YoY)

Overview of 1H18 Financial Results and Business Outlook

“Overall demands for network services and systems integration by Japanese enterprises have been favorable. We continued to meet their IT demands by leveraging our accumulated business assets of technology, system infrastructure, and blue-chip customer base as well as competitive various network services including cloud, security and mobile. This effort has been translated to strong 1H18 revenue and operating income growth of 9.6% and 25.8% YoY respectively, mainly led by our recurring revenue growth of 11.0% YoY. The operating income grew with gross margin expansion which absorbed an increase in operating costs such as full-MVNO related fixed-type cost,” said Eijiro Katsu, COO and President of IIJ.

“This fiscal year, we’re focusing on enhancing our existing network services by adding various value-added features, rather than developing entirely new businesses and/or services, to gain further return from our already invested business assets. With regards to security services, we launched “IIJ Secure Endpoint Service”4 to include endpoint security solution to our wide range of gateway type security services. Also, we started to provide inexpensive SOC services5 with basic function to respond wider range of enterprises’ demands. Our flagship “IIJ Omnibus Services” were updated to incorporate cloud routing and SD-LAN, which make effective traffic optimization. We also launched solutions of live migration for enterprises’ on-premise systems to our cloud services “IIJ GIO.”6 We believe these efforts should contribute to stronger recurring revenue accumulation and income growth,” said Katsu.

“As for our mobile services under MVNO scheme, 2Q18-end total mobile subscription increased by 24.2% YoY to over 2.5 million and 1H18 total mobile revenue increased by 21.8% YoY to JPY20.4 billion. One of full-MVNO functions of “SIM life cycle,” which allows users to switch status of SIMs from/to activated and suspended remotely, has been attracting IoT-related projects including surveillance cameras, dashboard cameras, sensor devices, cognitive factory, vending machines, traceability and agriculture-related. We anticipate that having more IoT type traffic, generally uplink, should make our mobile network utilization improve as majority of current traffic flow is downlink with consumers,” continued Katsu.

“Revenue accumulation of enterprise network services during the first half was quite fine; stronger than planned and exceeded our disclosed financial targets. While our disclosed full year operating income target for this year isn’t a large increase, which is due to an increase in fixed-type additional cost of approximately JPY0.1 billion per month along with full-MVNO service launch, we’d like to further enhance our value-added services and solutions to strengthen our strong recurring revenue accumulation to have large income growth next fiscal year,” said Koichi Suzuki, Founder, CEO and Chairman of IIJ.

1 Unless otherwise stated, all financial figures discussed in this announcement are prepared in accordance with U.S. GAAP, unaudited and consolidated.
2 YoY is an abbreviation for year over year change.
3 “Adjusted income before income tax expense” and “adjusted net income attributable to IIJ” exclude gains/losses on equity securities and funds to which accounting policies were changed due to revision of U.S. GAAP.
4 For details, please refer to our press release titled “IIJ to Launch "IIJ Secure Endpoint Service Defending against External Threats and Deters/Visualizes Internal Information Leaks as a Cloud-Based Service" published in September 2018 which can be found here https://www.iij.ad.jp/en/news/pressrelease/2018/0919.html5 Security Operation Center (SOC) is an organization in charge of monitoring network and equipment to detect and analyze network attacks and suspicious activities and implement counter attacks.
6 For details, please refer to our press release titled “IIJ to Launch the IIJ GIO Migration Solution: Smooth Migration from On-Premise Networks to a Cloud Environment” published in October 2018 which can be found here https://www.iij.ad.jp/en/news/pressrelease/2018/1022.html

1H18 Financial Results Summary

Operating Results Summary

	1H17	1H18	YoY Change
	JPY millions	JPY millions	%
Total revenues	82,988	90,963	9.6
Network services	52,285	58,118	11.2
Systems integration (SI)	26,999	28,631	6.0
Equipment sales	1,660	2,143	29.1
ATM operation business	2,044	2,071	1.3
Total costs	69,962	76,874	9.9
Network services	43,036	48,519	12.7
Systems integration (SI)	24,221	25,261	4.3
Equipment sales	1,505	1,927	28.0
ATM operation business	1,200	1,167	(2.7)
Total gross margin	13,026	14,089	8.2
Network services	9,249	9,599	3.8
Systems integration (SI)	2,778	3,370	21.3
Equipment sales	155	216	39.5
ATM operation business	844	904	7.1
SG&A expenses and R&D	10,710	11,177	4.4
Operating income	2,316	2,912	25.8
Income before income tax expense	2,469	3,317	34.4
Net income attributable to IIJ	1,488	1,982	33.2

Segment Results Summary

	1H17	1H18
	JPY millions	JPY millions
Total revenues	82,988	90,963
Network services and SI business	81,121	89,088
ATM operation business	2,044	2,071
Elimination	(177)	(196)
Operating income	2,316	2,912
Network service and SI business	1,640	2,220
ATM operation business	764	806
Elimination	(88)	(114)

We have omitted segment analysis because most of our revenues are dominated by network services and systems integration (SI) business.

1H18 Revenues and Income

Revenues

Total revenues were JPY90,963 million, up 9.6% YoY (JPY82,988 million for 1H17).

Network services revenue was JPY58,118 million, up 11.2% YoY (JPY52,285 million for 1H17).

Revenues for Internet connectivity services for enterprise were JPY15,944 million, up 20.2% YoY from JPY13,266 million for 1H17, mainly due to an increase in mobile-related services revenues along with an expansion of MVNE business clients’ transactions.

Revenues for Internet connectivity services for consumers were JPY12,585 million, up 1.9% YoY from JPY12,352 million for 1H17. The revenue growth mainly due to “IIJmio Mobile Service,” consumer mobile services which offer inexpensive data communication and voice services with SIMs, offset revenue decrease due to divesture of a former subsidiary, hi-ho in December 2017.

Revenues for WAN services were JPY15,471 million, up 9.9% YoY compared to JPY14,083 million for 1H17, mainly due to the revenue growth along with order accumulation.

Revenues for Outsourcing services were JPY14,118 million, up 12.2% YoY from JPY12,584 million for 1H17, mainly due to an increase in security-related services revenues.

Network Services Revenues Breakdown (*)

	1H17	1H18	YoY Change
	JPY millions	JPY millions	%
Total network services	52,285	58,118	11.2
Internet connectivity services (enterprise)	13,266	15,944	20.2
IP services (including data center connectivity services)	4,996	5,201	4.1
IIJ Mobile services	6,649	9,162	37.8
IIJ Mobile MVNO Platform Service	4,919	6,927	40.8
Others	1,621	1,581	(2.4)
Internet connectivity services (consumer)	12,352	12,585	1.9
IIJ	11,458	12,585	9.8
IIJmio Mobile Service	10,087	11,216	11.2
hi-ho	894	-	(100.0)
WAN services	14,083	15,471	9.9
Outsourcing services	12,584	14,118	12.2

(*) From 1Q18, “IIJ FiberAccess/F and IIJ DSL/F” which was formerly classified under “Internet connectivity services (enterprise)” is now added to “Others.”

Number of Contracts and Subscription for Connectivity Services*1,*2

	As of September 30, 2017	As of September 30, 2018	YoY Change
Internet connectivity services (enterprise)	1,095,677	1,561,977	466,300
IP service (greater than or equal to 1Gbps, including data center connectivity)	698	735	37
IP service (less than 1Gbps)	1,254	1,302	48
IIJ Mobile Services	1,021,327	1,483,479	462,152
IIJ Mobile MVNO Platform Service	682,512	936,067	253,555
Others	72,398	76,461	4,063
Internet connectivity services (consumer)	1,419,329	1,395,648	(23,681)
IIJ	1,290,735	1,395,648	104,913
IIJmio Mobile Service	972,284	1,048,136	75,852
hi-ho	128,594	-	(128,594)
Total contracted bandwidth (Gbps)*3	2,932.5	3,547.4	614.9

*1) Numbers in the table above show number of contracts except for “IIJ Mobile Services (enterprise),” “IIJ” and “hi-ho” which show number of subscriptions.
*2) From 1Q18, following changes are made to the breakdown of “Internet connectivity services (enterprise).”
         i.   “Data center connectivity services” is added to “IP services (1Gbps-)” and labeled it as “IP services (greater than or equal to 1Gbps, including data center connectivity services).”
        ii.   “IP services (100Mbps-999Mbps)” and “IP services (-99Mbps)” are now combined and labeled as “IP services (less than 1Gbps).”
       iii.   “IIJ FiberAccess/F and IIJ DSL/F” is added to “Others.”
*3) Total contracted bandwidth is calculated by multiplying number of contracts under “Internet connectivity services (enterprise), excluding mobile services” and the contracted bandwidths of the services respectively.

SI revenues were JPY28,631 million, up 6.0% YoY (JPY26,999 million for 1H17).

Systems construction revenue, a one-time revenue, was JPY8,499 million, down 3.5% YoY (JPY8,808 million for 1H17). Systems operation and maintenance revenue, a recurring revenue, was JPY20,132 million, up 10.7% YoY (JPY18,191 million for 1H17), mainly due to continued accumulation of systems operation orders as well as an increase in private cloud services’ revenues.

Orders received for SI and equipment sales totaled JPY34,706 million, up 7.6% YoY (JPY32,246 million for 1H17); orders received for systems construction and equipment sales were JPY14,616 million, up 7.9% YoY (JPY13,543 million for 1H17) and orders received for systems operation and maintenance were JPY20,090 million, up 7.4% YoY (JPY18,703 million for 1H17).

Order backlog for SI and equipment sales as of September 30, 2018 amounted to JPY50,520 million, up 12.0% YoY (JPY45,088 million as of September 30, 2017); order backlog for systems construction and equipment sales was JPY10,964 million, up 6.9% YoY (JPY10,254 million as of September 30, 2017) and order backlog for systems operation and maintenance was JPY39,556 million, up 13.6% YoY (JPY34,834 million as of September 30, 2017).

Equipment sales revenues were JPY2,143 million, up 29.1% YoY (JPY1,660 million for 1H17) mainly due to the increase in sales of mobile devices.

ATM operation business revenues were JPY2,071 million, up 1.3% YoY (JPY2,044 million for 1H17). As of September 30, 2018, 1,126 ATMs have been placed.

Cost and expense

Total cost of revenues was JPY76,874 million, up 9.9% YoY (JPY69,962 million for 1H17).

Cost of network services revenue was JPY48,519 million, up 12.7% YoY (JPY43,036 million for 1H17). There were an increase in outsourcing-related costs along with our mobile-related revenue increase as well as full-MVNO related fixed-type costs along with the service launch, an increase in network operation-related costs, and an increase in circuit-related costs along with our WAN services revenue increase. Gross margin was JPY9,599 million, up 3.8% YoY (JPY9,249 million for 1H17) and gross margin ratio was 16.5% (17.7% for 1H17).

Cost of SI revenues was JPY25,261 million, up 4.3% YoY (JPY24,221 million for 1H17). There were an increase in license fees along with increase in cloud-related revenues and network operation-related costs, and decreases in outsourcing-related costs along with decrease in our systems construction revenue. Gross margin was JPY3,370 million, up 21.3% YoY (JPY2,778 million for 1H17) and gross margin ratio was 11.8% (10.3% for 1H17).

Cost of equipment sales revenues was JPY1,927 million, up 28.0% YoY (JPY1,505 million for 1H17). There was an increase in purchasing costs of mobile devices. Gross margin was JPY216 million (JPY155 million for 1H17) and gross margin ratio was 10.1% (9.3% for 1H17).

Cost of ATM operation business revenues was JPY1,167 million, down 2.7% YoY (JPY1,200 million for 1H17). Gross margin was JPY904 million (JPY844 million for 1H17) and gross margin ratio was 43.7% (41.3% for 1H17).

SG&A and R&D expenses

SG&A and R&D expenses in total were JPY11,177 million, up 4.4% YoY (JPY10,710 million for 1H17).

Sales and marketing expenses were JPY6,489 million, up 2.6% YoY (JPY6,327 million for 1H17) mainly due to increases in personnel-related expenses and outsourcing expenses.

General and administrative expenses were JPY4,465 million, up 8.1% YoY (JPY4,132 million for 1H17) mainly due to increases in personnel-related expenses.

Research and development expenses were JPY223 million, down 11.3% YoY (JPY251 million for 1H17).

Operating income

Operating income was JPY2,912 million, up 25.8% YoY (JPY2,316 million for 1H17).

Other income (expenses)

Other income (expenses) was an income of JPY405 million (an income of JPY153 million for 1H17). It includes realized and unrealized gain on other investments of JPY378 million, to which accounting policies were changed under the revised U.S. GAAP effective from April 1, 2018, compared to realized gain of JPY122 million for 1H17 included in other-net, miscellaneous income of JPY109 million (expenses of JPY16 million for 1H17), dividend income of JPY75 million (JPY197 million for 1H17), and interest expense of JPY197 million (JPY184 million for 1H17).

Income before income tax expense

Income before income tax expense was JPY3,317 million, up 34.4% YoY (JPY2,469 million for 1H17). When excludes realized and unrealized gain on other investments of JPY378 million, to which accounting policies were changed under the revised U.S. GAAP effective from April 1, 2018, compared to realized gain of JPY122 million for 1H17, adjusted income before income tax expense was JPY2,939 million, up 25.2% YoY (JPY2,347 million for 1H17).

Net income

Income tax expense was JPY1,226 million (JPY970 million for 1H17).

Equity in net loss of equity method investees was JPY23 million (an income of JPY78 million for 1H17) mainly due to equity in net loss of JPY148 million in DeCurret Inc.

As a result of the above, net income was JPY2,068 million, up 31.2% YoY (JPY1,577 million for 1H17). When excludes net of tax amount of realized and unrealized gain on other investments of JPY259 million, to which accounting policies were changed under the revised U.S. GAAP effective from April 1, 2018, compared to net of tax amount of realized gain of JPY83 million for 1H17, adjusted net income was JPY1,809 million, up 21.2% YoY (JPY1,493 million for 1H17).

Net income attributable to IIJ

Net income attributable to non-controlling interests was JPY86 million (JPY89 million for 1H17) related to net income of Trust Networks Inc.

Net income attributable to IIJ was JPY1,982 million, up 33.2% YoY (JPY1,488 million for 1H17). When excludes net of tax amount of realized and unrealized gain on other investments of JPY259 million, to which accounting policies were changed under the revised U.S. GAAP effective from April 1, 2018, compared to net of tax amount of realized gain of JPY83 million for 1H17, adjusted net income attributable to IIJ was JPY1,723 million, up 22.7% YoY (JPY1,405 million for 1H17).

Regarding the change in accounting methods on other investments

Following the revision of U.S. GAAP, from 1Q18, gains/losses on other investments due to fluctuations of fair value of holding marketable equity securities and funds are recorded as “realized and unrealized gain (loss) on other investments, net” in “other income (expenses)” on our consolidated statements of income (“P/L”).

For 1H18, we recorded JPY378 million of “realized and unrealized gain on other investments, net,” of which unrealized gain on our holding marketable equity securities was JPY133 million.

Fair value of holding marketable equity securities as of March 31, 2018	JPY9,175 million
Fair value of holding marketable equity securities as of September 30, 2018	JPY9,308 million
Difference: 1H18 unrealized gain on P/L	JPY133 million

Acquisition cost of holding available-for-sale equity securities	JPY1,650 million
Fair value of holding marketable equity securities as of September 30, 2018	JPY9,308 million
Difference: Unrealized gain included in “other investments” on B/S as of September 30, 2018	JPY7,658 million

Please see below for detailed explanation on revision of U.S. GAAP related to holding marketable equity securities.

  As of March 31, 2018, we had unrealized gains on holding marketable equity securities of JPY7,525 million. The net of tax amount of the unrealized gains, JPY5,079 million, was recorded as “accumulated other comprehensive income” on our consolidated balance sheet (“B/S”) as of March 31, 2018. Until the last fiscal year, unrealized gains/losses of holding marketable equity securities had been recorded as the fluctuation of “accumulated other comprehensive income” on B/S without being recognized as profit on P/L.
  On B/S at the beginning of this fiscal year, the net of tax amount of the unrealized gains of JPY5,079 million as of March 31, 2018 was reclassified to “retained earnings.” The gains were never recognized as profit on P/L.
  After the above mentioned reclassification, gains/losses due to fluctuations of stock prices are recognized as “realized and unrealized gain (loss) on other investments, net” in “other income (expenses)” in every quarter.

For 1H18, we recorded JPY245 million of realized and unrealized gain on investments other than marketable equity securities, such as funds that were available to be measured at fair value.

Please see below for detailed explanation on revision of U.S. GAAP related to funds that are available to be measured at fair value.

  As of March 31, 2018, value of such funds was recorded as assets in “other investments” under cost method. Its unrealized gain of JPY963 million was not recognized.
  On B/S at the beginning of this fiscal year, “other investments” was increased by JPY963 million and “retained earnings” was increased by JPY660 million which is the net of tax amount of the above mentioned unrealized gain. The gain was never recognized as profit of P/L.
  From 1H18, fluctuation of fair values of such funds are recognized as “realized and unrealized gain (loss) on other investments, net” in “other income (expenses)” in every quarter.

1H18 Balance Sheets

Balance sheets

As of September 30, 2018, the balance of total assets was JPY161,694 million, increased by JPY8,245 million from the balance as of March 31, 2018 of JPY153,449 million.

As of September 30, 2018, the balance of current assets was JPY75,153 million, increased by JPY7,968 million from the balance as of March 31, 2018 of JPY67,185 million. The major breakdown of current assets was: a decrease in accounts receivables by JPY2,086 million to JPY29,745 million, an increase in prepaid expenses by JPY2,177 million to JPY10,620 million, an increase in cash and cash equivalents by JPY6,648 million to JPY28,051 million. As of September 30, 2018, the balance of noncurrent assets was JPY86,541 million, increased by JPY277 million from the balance as of March 31, 2018 of JPY86,264 million. The major breakdown of noncurrent assets was: property and equipment of JPY46,089 million, decreased by JPY326 million from the balance as of March 31, 2018 and prepaid expenses-noncurrent of JPY8,351 million, increased by JPY386 million. The major breakdown of fluctuation in other investments was: an increase by JPY963 million, which was the amount of unrealized gains on funds as of March 31, 2018 that recognized due to revision of U.S. GAAP at the beginning of FY2018, an increase in marketable equity securities and funds that are available to be measured at fair value by JPY310 million due to fluctuation of fair value for 1H18 and a decrease by JPY313 million due to benefit distribution from funds. As a result, other investments as of September 30, 2018 amounted to JPY12,456 million, up JPY1,081 million from the balance as of March 31, 2018. As of September 30, 2018, the major breakdown of non-amortized intangible assets was JPY6,082 million in goodwill. The balance of amortized intangible assets, which was customer relationships, was JPY2,493 million, decreased by JPY178 million from the balance as of March 31, 2018 of JPY2,671 million.

As of September 30, 2018, the balance of current liabilities was JPY47,711 million, increased by JPY5,566 million from the balance as of March 31, 2018 of JPY42,145 million. The major breakdown of current liabilities was: a decrease of income taxes payable by JPY638 million to JPY1,290 million, an increase in accounts payable (trade and other) by JPY3,428 million to JPY19,828 million, and an increase in capital lease obligations-current portion by JPY405 million to JPY6,061 million. As of September 30, 2018, the balance of noncurrent liabilities was JPY37,599 million, increased by JPY284 million from the balance as of March 31, 2018 of JPY37,315 million. The major breakdown of noncurrent liabilities was: an increase in deferred income—noncurrent by JPY410 million to JPY4,362 million, an increase in deferred tax liabilities—noncurrent by JPY308 million to JPY997 million, an increase in capital lease obligations-noncurrent by JPY283 million to JPY11,204 million and a decrease in long-term borrowings by JPY750 million, which was the amount transferred to current liabilities, to JPY14,750 million.

As of September 30, 2018, the major breakdown of IIJ shareholders’ equity was as follows. Accumulated other comprehensive income (loss) was a loss of JPY91 million as it decreased by JPY5,165 million (an income of JPY5,075 million as of March 31, 2018) mainly because of reclassification at the beginning of FY2018 to retained earnings by JPY5,079 million by revision of U.S. GAAP related to marketable equity securities; retained earnings was JPY15,899 million, increased by JPY7,495 million from March 31, 2018, mainly due to an increase by net income attributable to IIJ of JPY1,982 million, a decrease by dividend paid of JPY608 million and an increase at the beginning of FY2018 by JPY6,121 million due to revision of U.S. GAAP related to revenue recognition and other investments. As a result, the balance of total IIJ shareholders’ equity as of September 30, 2018 was JPY75,628 million, increased by JPY2,358 million from the balance as of March 31, 2018 of JPY73,270 million and IIJ shareholders’ equity ratio (total IIJ shareholders’ equity divided by total assets) as of September 30, 2018 was 46.8%.

1H18 Cash Flows

Cash flows

Cash and cash equivalents as of September 30, 2018 were JPY28,051 million (JPY19,871 million as of September 30, 2017).

Net cash provided by operating activities for 1H18 was JPY12,855 million (net cash provided by operating activities of JPY6,102 million for 1H17). There were net income of JPY2,068 million and depreciation and amortization of JPY6,751 million. Regarding changes in operating assets and liabilities, it was net cash in of JPY4,220 million (net cash out of JPY1,512 million for 1H17), mainly due to an increase in accounts payable and proceeds from customers, which resulted in a decrease in accounts receivable and an increase in deferred revenue, while the cash out increased due to an increase in prepaid expenses (including prepaid expense-noncurrent) in relation to upfront payment for software licenses and maintenance cost for service facilities and an increase in inventories.

Net cash used in investing activities for 1H18 was JPY2,324 million (net cash used in investing activities of JPY4,499 million for 1H17), mainly due to payments for purchase of property and equipment of JPY4,446 million (JPY6,423 million for 1H17) and proceeds from sales of property and equipment, which include sales and leaseback transactions, of JPY1,767 million (JPY2,384 million for 1H17).

Net cash used in financing activities for 1H18 was JPY3,913 million (net cash used in financing activities of JPY3,673 million for 1H17), mainly due to principal payments under capital leases of JPY3,145 million (JPY2,764 million for 1H17) and FY2017 year-end dividends payments of JPY608 million (JPY608 million for 1H17).

FY2018 Financial Targets

Due to seasonal factors, our financial results tend to be small in first quarter and large in fourth quarter every fiscal year. Although 1H18 total revenue and operating income exceeded our initial expectation, because our fourth quarter contribution to the full year results is large, our financial targets for the fiscal year ending March 31, 2019 (FY2018) announced on May 15, 2018 remain unchanged.

FY2018 Reconciliation of Non-GAAP Financial Measures

The following table summarizes the reconciliation of adjusted EBITDA to net income attributable to IIJ in our consolidated statements of income that are prepared in accordance with U.S. GAAP.

Adjusted EBITDA

	1H17	1H18
	JPY millions	JPY millions
Adjusted EBITDA	8,338	9,663
Depreciation and Amortization	(6,022)	(6,751)
Operating Income	2,316	2,912
Other Income (expenses)	153	405
Income Tax Expense	970	1,226
Equity in Net Income (loss) of Equity Method Investees	78	(23)
Net income	1,577	2,068
Less: Net income attributable to noncontrolling interests	(89)	(86)
Net Income attributable to IIJ	1,488	1,982

CAPEX

	1H17	1H18
	JPY millions	JPY millions
CAPEX, including capital leases	9,346	7,880
Acquisition of Assets by Entering into Capital Leases	4,407	3,835
Purchase of Property and Equipment	4,939	4,045

Presentation

Presentation materials will be posted on our web site (https://www.iij.ad.jp/en/ir/) on November 6, 2018.

About Internet Initiative Japan Inc.

Founded in 1992, IIJ is one of Japan's leading Internet-access and comprehensive network solutions providers. IIJ and its group companies provide total network solutions that mainly cater to high-end corporate customers. IIJ's services include high-quality Internet connectivity services, mobile services, security services, cloud computing services, and systems integration. Moreover, IIJ operates one of the largest Internet backbone networks in Japan that is connected to the United States, the United Kingdom and Asia. IIJ listed on the U.S. NASDAQ Stock Market in 1999 and on the First Section of the Tokyo Stock Exchange in 2006.

For inquiries, contact:

IIJ Investor Relations Tel: +81-3-5205-6500 E-mail: ir@iij.ad.jp URL: https://www.iij.ad.jp/en/ir

Statements made in this press release regarding IIJ’s or management’s intentions, beliefs, expectations, or predictions for the future are forward-looking statements that are based on IIJ’s and managements’ current expectations, assumptions, estimates and projections about its business and the industry. These forward-looking statements, such as statements regarding revenues and operating and net profitability, are subject to various risks, uncertainties and other factors that could cause IIJ’s actual results to differ materially from those contained in any forward-looking statement. These risks, uncertainties and other factors include: IIJ’s ability to maintain and increase revenues from higher-margin services such as outsourcing services; the possibility that revenues from connectivity services may decline substantially as a result of competition and other factors; the ability to compete in a rapidly evolving and competitive marketplace; the impact on IIJ's profits of fluctuations in costs such as backbone costs and subcontractor costs; the impact on IIJ's profits of fluctuations in the price of available-for-sale equity securities; fluctuations of equity in net income (loss) of equity method investees; the impact of technological changes in its industry; IIJ’s ability to raise additional capital to cover its indebtedness; the possibility that NTT, IIJ’s largest shareholder, may decide to exercise substantial influence over IIJ; and other risks referred to from time to time in IIJ’s filings on Form 20-F of its annual report and other filings with the United States Securities and Exchange Commission.

Internet Initiative Japan Inc.
Consolidated Balance Sheets (Unaudited)
(As of March 31, 2018 and September 30, 2018)

	As of March 31, 2018	As of September 30, 2018
	Thousands of JPY	Thousands of JPY
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	21,402,892	28,050,992
Accounts receivable, net of allowance for doubtful accounts of JPY 123,453 thousand and JPY 126,770 thousand at March 31, 2018 and September 30, 2018, respectively	31,830,882	29,744,657
Inventories	1,714,547	3,560,161
Prepaid expenses—current	8,442,981	10,619,903
Other current assets, net of allowance for doubtful accounts of JPY 720 thousand at March 31, 2018 and September 30, 2018, respectively	3,793,449	3,177,222
Total current assets	67,184,751	75,152,935
INVESTMENTS IN EQUITY METHOD INVESTEES	5,246,313	5,143,082
OTHER INVESTMENTS	11,374,442	12,455,896
PROPERTY AND EQUIPMENT, net of accumulated depreciation and amortization of JPY 55,470,955 thousand and JPY 59,670,254 thousand at March 31, 2018 and September 30, 2018, respectively	46,414,250	46,088,514
GOODWILL	6,082,472	6,082,472
OTHER INTANGIBLE ASSETS—Net	2,704,668	2,525,720
GUARANTEE DEPOSITS	3,422,443	3,384,852
DEFERRED TAX ASSETS—Noncurrent	183,808	144,667
NET INVESTMENT IN SALES-TYPE LEASES—Noncurrent	1,545,293	1,269,199
Prepaid expenses—Noncurrent	7,965,889	8,351,428
OTHER ASSETS, net of allowance for doubtful accounts of JPY 60,929 thousand and JPY 63,828 thousand at March 31, 2018 and September 30, 2018, respectively	1,324,490	1,095,496
TOTAL	153,448,819	161,694,261

	As of March 31, 2018	As of September 30, 2018
	Thousands of JPY	Thousands of JPY
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Short-term borrowings	9,250,000	9,250,000
Long-term borrowings—current portion	-	750,000
Capital lease obligations—current portion	5,655,875	6,060,613
Accounts payable—trade	14,950,920	18,688,097
Accounts payable—other	1,448,423	1,139,443
Income taxes payable	1,928,037	1,289,691
Accrued expenses	3,111,385	3,175,125
Deferred income—current	4,237,676	5,838,007
Other current liabilities	1,562,717	1,520,501
Total current liabilities	42,145,033	47,711,477
LONG-TERM BORROWINGS	15,500,000	14,750,000
CAPITAL LEASE OBLIGATIONS—Noncurrent	10,920,726	11,203,864
ACCRUED RETIREMENT AND PENSION COSTS—Noncurrent	3,724,634	3,905,516
DEFERRED TAX LIABILITIES—Noncurrent	688,787	996,887
DEFERRED INCOME—Noncurrent	3,952,279	4,362,257
OTHER NONCURRENT LIABILITIES	2,528,803	2,380,443
Total Liabilities	79,460,262	85,310,444
COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' EQUITY:
Common-stock—authorized, 75,520,000 shares; issued and outstanding, 46,713,800 and 46,721,400 shares at March 31, 2018 and September 30, 2018, respectively	25,511,804	25,518,712
Additional paid-in capital	36,175,937	36,197,447
Retained earnings	8,404,228	15,899,122
Accumulated other comprehensive income (loss)	5,074,872	(90,587)
Treasury stock—1,650,909 shares held by the company at March 31, 2018 and September 30, 2018, respectively	(1,896,784)	(1,896,784)
Total Internet Initiative Japan Inc. shareholders' equity	73,270,057	75,627,910
NONCONTROLLING INTERESTS	718,500	755,907
Total equity	73,988,557	76,383,817
TOTAL	153,448,819	161,694,261

Internet Initiative Japan Inc.
Consolidated Statements of Income and Consolidated Statements of Comprehensive Income (Unaudited)
(For the six months ended September 30, 2017 and September 30, 2018)

	Six Months Ended	Six Months Ended
	September 30, 2017	September 30, 2018
	Thousands of JPY	Thousands of JPY
REVENUES:
Network services:
Internet connectivity services (enterprise)	13,265,963	15,943,638
Internet connectivity services (consumer)	12,351,654	12,585,190
WAN services	14,083,378	15,471,039
Outsourcing services	12,584,446	14,117,829
Total	52,285,441	58,117,696
Systems integration:
Systems construction	8,807,948	8,498,811
Systems operation and maintenance	18,191,065	20,132,026
Total	26,999,013	28,630,837
Equipment sales	1,659,919	2,143,107
ATM operation business	2,043,912	2,071,290
Total revenues	82,988,285	90,962,930
COSTS AND EXPENSES:
Cost of network services	43,036,356	48,518,870
Cost of systems integration	24,221,215	25,260,577
Cost of equipment sales	1,505,161	1,927,184
Cost of ATM operation business	1,199,748	1,167,007
Total costs	69,962,480	76,873,638
Sales and marketing	6,327,165	6,489,491
General and administrative	4,131,984	4,464,901
Research and development	251,127	222,764
Total costs and expenses	80,672,756	88,050,794
OPERATING INCOME	2,315,529	2,912,136
OTHER INCOME (EXPENSES):
Dividend income	197,063	75,096
Interest income	15,776	12,623
Interest expense	(184,365)	(196,922)
Foreign exchange gain, net	18,708	27,188
Realized and unrealized gain on other investments, net	-	378,295
Other —net	106,088	108,943
Other income (expenses) —net	153,270	405,223
INCOME FROM OPERATIONS BEFORE INCOME TAX EXPENSE AND EQUITY IN NET INCOME OF EQUITY METHOD INVESTEES	2,468,799	3,317,359
INCOME TAX EXPENSE	969,527	1,225,769
EQUITY IN NET INCOME (LOSS) OF EQUITY METHOD INVESTEES	77,339	(23,234)
NET INCOME	1,576,611	2,068,356
LESS: NET INCOME ATTRIBUTABLE TO NONCONTROLLING INTERESTS	(88,642)	(85,957)
NET INCOME ATTRIBUTABLE TO INTERNET INITIATIVE JAPAN INC.	1,487,969	1,982,399

	Six Months Ended	Six Months Ended
	September 30, 2017	September 30, 2018
NET INCOME PER SHARE
BASIC WEIGHTED-AVERAGE NUMBER OF SHARES (shares)	45,062,865	45,070,449
DILUTED WEIGHTED-AVERAGE NUMBER OF SHARES (shares)	45,207,332	45,240,779
BASIC WEIGHTED-AVERAGE NUMBER OF ADS EQUIVALENTS (ADSs)	90,125,730	90,140,898
DILUTED WEIGHTED-AVERAGE NUMBER OF ADS EQUIVALENTS (ADSs)	90,414,664	90,481,558
BASIC NET INCOME PER SHARE (JPY)	33.02	43.98
DILUTED NET INCOME PER SHARE (JPY)	32.91	43.82
BASIC NET INCOME PER ADS EQUIVALENT (JPY)	16.51	21.99
DILUTED NET INCOME PER ADS EQUIVALENT (JPY)	16.46	21.91

Quarterly Consolidated Statements of Comprehensive Income (Unaudited)
	Six Months Ended	Six Months Ended
	September 30, 2017	September 30, 2018
	Thousands of JPY	Thousands of JPY
NET INCOME	1,576,611	2,068,356
OTHER COMPREHENSIVE INCOME (LOSS), NET OF TAX:
Foreign currency translation adjustments	(55,208)	(79,486)
Unrealized holding gain (loss) on securities	1,176,581	(5,767)
Defined benefit pension plans	1,688	(845)
TOTAL COMPREHENSIVE INCOME	2,699,672	1,982,258
LESS: COMPREHENSIVE INCOME ATTRIBUTABLE TO NONCONTROLLING INTERESTS	(88,642)	(85,957)
COMPREHENSIVE INCOME ATTRIBUTABLE TO INTERNET INITIATIVE JAPAN INC.	2,611,030	1,896,301

Internet Initiative Japan Inc.
Consolidated Statements of Cash Flows (Unaudited)
(For the six months ended September 30, 2017 and September 30, 2018)

	Six Months Ended	Six Months Ended
	September 30, 2017	September 30, 2018
	Thousands of JPY	Thousands of JPY
OPERATING ACTIVITIES:
Net income	1,576,611	2,068,356
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	6,021,880	6,750,884
Provision for retirement and pension costs, less payments	126,779	179,652
Provision for allowance for doubtful accounts	45,236	32,859
Loss (gain) on sales of property and equipment	(14,504)	3,652
Loss on disposal of property and equipment	37,154	26,638
Realized and unrealized gain on other investments, net	-	(378,295)
Foreign exchange gain, net	(8,458)	(40,165)
Equity in net loss (gain) of equity method investees, less dividends received	(26,148)	90,976
Deferred income tax expense	(135,948)	(130,367)
Other	(8,029)	31,028
Changes in operating assets and liabilities:
Decrease in accounts receivable	1,101,059	2,019,680
Decrease in net investment in sales-type lease — noncurrent	388,590	276,094
Increase in inventories	(1,363,001)	(1,851,015)
Increase in prepaid expenses	(1,147,128)	(2,077,023)
Decrease (increase) in other current and noncurrent assets	(1,064,686)	428,042
Increase in accounts payable	212,392	3,721,802
Decrease in income taxes payable	(62,145)	(637,477)
Increase in accrued expenses	224,914	67,428
Increase in deferred income—current	425,608	1,740,635
Increase (decrease) in deferred income—noncurrent	(211,511)	629,418
Decrease in other current and noncurrent liabilities	(16,384)	(97,713)
Net cash provided by operating activities	6,102,281	12,855,089
INVESTING ACTIVITIES:
Purchase of property and equipment	(6,423,288)	(4,445,936)
Proceeds from sales of property and equipment	2,383,761	1,767,490
Purchase of other investments	(57,489)	-
Investment in equity method investees	(174,808)	-
Proceeds from sales of other investments	33,456	358,251
Payments of guarantee deposits	(294,033)	(8,169)
Refund of guarantee deposits	15,276	42,660
Payments for refundable insurance policies	(28,181)	(28,181)
Proceeds from subsidies	48,976	-
Other	(3,000)	(9,698)
Net cash used in investing activities	(4,499,330)	(2,323,583)
	Six Months Ended	Six Months Ended
	September 30, 2017	September 30, 2018
	Thousands of JPY	Thousands of JPY
FINANCING ACTIVITIES:
Proceeds from short-term borrowings with initial maturities over three months	2,500,000	-
Net decrease in short-term borrowings with initial maturities less than three months	(2,500,000)	-
Principal payments under capital leases	(2,764,221)	(3,145,203)
Proceeds from long-term accounts payable	-	256,608
Payments of long-term accounts payable	(203,272)	(367,110)
Dividends paid	(608,317)	(608,349)
Other	(97,660)	(48,556)
Net cash used in financing activities	(3,673,470)	(3,912,610)

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	(17,041)	29,204

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(2,087,560)	6,648,100
CASH AND CASH EQUIVALENTS, BEGINNING OF THE PERIOD	21,958,591	21,402,892
CASH AND CASH EQUIVALENTS, END OF THE PERIOD	19,871,031	28,050,992

ADDITIONAL CASH FLOW INFORMATION:
Interest paid	180,466	195,093
Income taxes paid	1,115,207	1,997,661

NONCASH INVESTING AND FINANCING ACTIVITIES:
Acquisition of assets by entering into capital leases	4,407,216	3,835,069
Facilities purchase liabilities	1,892,484	1,139,443
Asset retirement obligation	-	24,385

Going Concern Assumption (Unaudited)
Nothing to be reported.

Material Changes In Shareholders' Equity (Unaudited)
Nothing to be reported.

Segment Information (Unaudited)
Business Segments:
Revenues:
	Six Months Ended	Six Months Ended
	September 30, 2017	September 30, 2018
	Thousands of JPY	Thousands of JPY
Network service and systems integration business	81,120,647	89,087,839
Customers	80,944,373	88,891,640
Intersegment	176,274	196,199
ATM operation business	2,043,912	2,071,290
Customers	2,043,912	2,071,290
Intersegment	-	-
Elimination	(176,274)	(196,199)
Consolidated total	82,988,285	90,962,930
Segment profit or loss:
	Six Months Ended	Six Months Ended
	September 30, 2017	September 30, 2018
	Thousands of JPY	Thousands of JPY
Network service and systems integration business	1,640,053	2,219,756
ATM operation business	763,799	806,493
Elimination	(88,323)	(114,113)
Consolidated operating income	2,315,529	2,912,136

Geographic information is not presented due to immateriality of revenue attributable to international operations.

Subsequent Events (Unaudited)
Nothing to be reported.

Second Quarter FY2018 Consolidated Financial Results (3 months)

The following tables are highlight data of 2nd Quarter FY2018 (3 months) consolidated financial results (unaudited, for the three months ended September 30, 2018).

Operating Results Summary

	2Q17	2Q18	YoY Change
	JPY millions	JPY millions	%
Total Revenues:	42,024	46,258	10.1
Network Services	26,600	29,455	10.7
Systems Integration (SI)	13,399	14,826	10.6
Equipment Sales	984	901	(8.4)
ATM Operation Business	1,041	1,076	3.4
Cost of Revenues:	35,528	38,951	9.6
Network Services	21,970	24,674	12.3
Systems Integration (SI)	12,058	12,902	7.0
Equipment Sales	901	791	(12.3)
ATM Operation Business	599	584	(2.5)
SG&A Expenses and R&D	5,305	5,575	5.1
Operating Income	1,191	1,732	45.4
Income before Income Tax Expense	1,306	2,833	116.9
Net Income attributable to IIJ	782	1,732	121.5

Network Service Revenue Breakdown

	2Q17	2Q18	YoY Change
	JPY millions	JPY millions	%
Internet Connectivity Service (Enterprise)	6,742	8,154	20.9
IP Service*1	2,506	2,662	6.2
IIJ Mobile Service	3,424	4,694	37.1
IIJ Mobile MVNO Platform Service	2,560	3,544	38.4
Others*2	812	798	(1.7)
Internet Connectivity Service (Consumer)	6,197	6,435	3.8
IIJ	5,761	6,435	11.7
IIJmio Mobile Service	5,074	5,754	13.4
hi-ho	436	-	(100.0)
WAN Services	7,113	7,744	8.9
Outsourcing Services	6,548	7,122	8.8
Network Services Revenues	26,600	29,455	10.7

*1 IP service revenues include revenues from the data center connectivity service.
*2 From 1Q18, “IIJ FiberAccess/F and IIJ DSL/F” which was formerly classified under “Internet connectivity services (enterprise)” is now added to “Others.”

Reconciliation of Non-GAAP Financial Measures (2nd Quarter FY2018 (3 months))

The following table summarizes the reconciliation of adjusted EBITDA to net income in our consolidated statements of income that are prepared in accordance with U.S. GAAP.

Adjusted EBITDA

	2Q17	2Q18
	JPY millions	JPY millions
Adjusted EBITDA	4,234	5,186
Depreciation and Amortization	(3,043)	(3,454)
Operating Income	1,191	1,732
Other Income (Expense)	115	1,101
Income Tax Expense (Benefit)	518	1,063
Equity in Net Income of Equity Method Investees	41	7
Net income	829	1,777
Less: Net income attributable to noncontrolling interests	(47)	(45)
Net Income attributable to IIJ	782	1,732

The following table summarizes the reconciliation of capital expenditures to the purchase of property and equipment in our consolidated statements of cash flows that are prepared and presented in accordance with U.S. GAAP.

CAPEX

	2Q17	2Q18
	JPY millions	JPY millions
CAPEX, including capital leases	4,006	3,699
Acquisition of Assets by Entering into Capital Leases	2,139	2,139
Purchase of Property and Equipment	1,867	1,560

Internet Initiative Japan Inc.
Quarterly Consolidated Statements of Income and Quarterly Consolidated Statements of Comprehensive Income (Unaudited)
(Three Months ended September 30, 2017 and September 30, 2018)

	Three Months Ended	Three Months Ended
	September 30, 2017	September 30, 2018
	Thousands of JPY	Thousands of JPY
REVENUES:
Network services:
Internet connectivity services (enterprise)	6,742,117	8,153,715
Internet connectivity services (consumer)	6,196,941	6,434,894
WAN services	7,113,474	7,743,768
Outsourcing services	6,547,225	7,122,189
Total	26,599,757	29,454,566
Systems integration:
Systems construction	4,367,954	4,853,346
Systems operation and maintenance	9,031,752	9,973,048
Total	13,399,706	14,826,394
Equipment sales	983,997	900,962
ATM operation business	1,040,920	1,076,090
Total revenues	42,024,380	46,258,012
COST AND EXPENSES:
Cost of network services	21,970,060	24,673,715
Cost of systems integration	12,058,378	12,902,806
Cost of equipment sales	901,185	790,690
Cost of ATM operation business	599,106	584,102
Total costs	35,528,729	38,951,313
Sales and marketing	3,178,455	3,247,156
General and administrative	2,002,202	2,222,964
Research and development	123,856	104,310
Total costs and expenses	40,833,242	44,525,743
OPERATING INCOME	1,191,138	1,732,269
OTHER INCOME (EXPENSE):
Dividend income	124,791	23,047
Interest income	7,798	6,413
Interest expense	(95,433)	(99,737)
Foreign exchange gain, net	13,621	17,950
Realized and unrealized gain on other investments, net	-	1,124,998
Other—net	64,277	27,954
Other income —net	115,054	1,100,625
INCOME FROM OPERATIONS BEFORE INCOME TAX EXPENSE AND EQUITY IN NET INCOME OF EQUITY METHOD INVESTEES	1,306,192	2,832,894
INCOME TAX EXPENSE	518,886	1,062,860
EQUITY IN NET INCOME OF EQUITY METHOD INVESTEES	41,480	7,379
NET INCOME	828,786	1,777,413
LESS: NET INCOME ATTRIBUTABLE TO NONCONTROLLING INTERESTS	(46,861)	(45,396)
NET INCOME ATTRIBUTABLE TO INTERNET INITIATIVE JAPAN INC.	781,925	1,732,017

	Three Months Ended	Three Months Ended
	September 30, 2017	September 30, 2018
NET INCOME PER SHARE
BASIC WEIGHTED-AVERAGE NUMBER OF SHARES (shares)	45,062,891	45,070,491
DILUTED WEIGHTED-AVERAGE NUMBER OF SHARES (shares)	45,212,382	45,247,533
BASIC WEIGHTED-AVERAGE NUMBER OF ADS EQUIVALENTS (ADSs)	90,125,782	90,140,982
DILUTED WEIGHTED-AVERAGE NUMBER OF ADS EQUIVALENTS (ADSs)	90,424,764	90,495,066
BASIC NET INCOME PER SHARE (JPY)	17.35	38.43
DILUTED NET INCOME PER SHARE (JPY)	17.29	38.28
BASIC NET INCOME PER ADS EQUIVALENT (JPY)	8.68	19.21
DILUTED NET INCOME PER ADS EQUIVALENT (JPY)	8.65	19.14

Quarterly Consolidated Statements of Comprehensive Income (Unaudited)
	Three Months Ended	Three Months Ended
	September 30, 2017	September 30, 2018
	Thousands of JPY	Thousands of JPY
NET INCOME	828,786	1,777,413
OTHER COMPREHENSIVE INCOME (LOSS), NET OF TAX:
Foreign currency translation adjustments	20,501	53,347
Unrealized holding gain (loss) on securities	567,208	(1,284)
Defined benefit pension plans	810	(423)
TOTAL COMPREHENSIVE INCOME	1,417,305	1,829,053
LESS: COMPREHENSIVE INCOME ATTRIBUTABLE TO NONCONTROLLING INTERESTS	(46,861)	(45,396)
COMPREHENSIVE INCOME ATTRIBUTABLE TO INTERNET INITIATIVE JAPAN INC.	1,370,444	1,783,657

Internet Initiative Japan Inc.
Consolidated Statements of Cash Flows (Unaudited)
(Three Months ended September 30, 2017 and September 30, 2018)

	Three Months Ended	Three Months Ended
	September 30, 2017	September 30, 2018
	Thousands of JPY	Thousands of JPY
OPERATING ACTIVITIES:
Net income	828,786	1,777,413
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	3,042,538	3,454,179
Provision for retirement and pension costs, less payments	64,476	135,419
Provision for allowance for doubtful accounts	21,575	13,810
Loss on sales of property and equipment	(635)	(28)
Loss on disposal of property and equipment	15,515	14,262
Realized and unrealized gain on other investments, net	-	(1,124,998)
Foreign exchange gain, net	(5,869)	(18,358)
Equity in net loss of equity method investees, less dividends received	(41,480)	(7,379)
Deferred income tax expense (benefit)	(244,864)	131,061
Other	7,080	13,159
Changes in operating assets and liabilities net of effects from divestitures of a company :
Increase in accounts receivable	(2,187,027)	(1,623,903)
Decrease in net investment in sales-type lease — noncurrent	186,802	132,336
Increase in inventories	(1,042,227)	(1,049,194)
Decrease in prepaid expenses	966,103	819,079
Increase in other current and noncurrent assets	(617,509)	(274,392)
Increase in accounts payable	1,931,313	3,634,690
Increase in income taxes payable	695,340	897,247
Increase in accrued expenses	264,588	74,220
Increase (decrease) in deferred income—current	(289,109)	626,159
Increase (decrease) in deferred income—noncurrent	(35,655)	134,102
Decrease in other current and noncurrent liabilities	(694,845)	(1,244,162)
Net cash provided by operating activities	2,864,896	6,514,722
INVESTING ACTIVITIES:
Purchase of property and equipment	(2,583,973)	(1,857,768)
Proceeds from sales of property and equipment	1,107,995	1,418,439
Purchase of other investments	(29,833)	-
Investment in an equity method investee	(131,808)	-
Proceeds from sales of other investments	257	358,251
Payments of guarantee deposits	(281,474)	(4,513)
Refund of guarantee deposits	5,199	3,720
Payments for refundable insurance policies	(14,090)	(14,090)
Net cash used in investing activities	(1,927,727)	(95,961)
	Three Months Ended	Three Months Ended
	September 30, 2017	September 30, 2018
	Thousands of JPY	Thousands of JPY
FINANCING ACTIVITIES:
Principal payments under capital leases	(1,429,267)	(1,618,048)
Proceeds from long-term accounts payable	-	256,608
Payments of long-term accounts payable	(95,137)	(190,956)
Other	(50,863)	-
Net cash used in financing activities	(1,575,267)	(1,552,396)

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	904	58,438

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(637,194)	4,924,803
CASH AND CASH EQUIVALENTS, BEGINNING OF THE PERIOD	20,508,225	23,126,189
CASH AND CASH EQUIVALENTS, END OF THE PERIOD	19,871,031	28,050,992

Note: The following information is provided to disclose Internet Initiative Japan Inc. ("IIJ") financial results (unaudited) for the six months ended September 30, 2018 (“1H18”) in the form defined by the Tokyo Stock Exchange.

Consolidated Financial Results for the Six Months ended September 30, 2018
[Under accounting principles generally accepted in the United States ("U.S. GAAP")]

November 6, 2018
Company name: Internet Initiative Japan Inc.
Exchange listed: Tokyo Stock Exchange First Section
Stock code number: 3774
URL: https://www.iij.ad.jp/
Representative: Eijiro Katsu, President and Representative Director
Contact: Akihisa Watai, Managing Director and CFO
TEL: (03) 5205-6500
Scheduled date for filing of quarterly report (Shihanki-houkokusho) to Japan’s regulatory organization: November 14, 2018
Scheduled date for dividend payment: December 7, 2018
Supplemental material on annual results: Yes
Presentation on quarterly report: Yes (for institutional investors and analysts)

(Amounts of less than JPY one million are rounded)

1. Consolidated Financial Results for the Six Months Ended September 30, 2018 (April 1, 2018 to September 30, 2018)

(1) Consolidated Results of Operations                                                                                    (% shown is YoY change)

	Total revenues		Operating income		Income before income tax expense*3		Net income attributable to IIJ*3
	JPY millions	%	JPY millions	%	JPY millions	%	JPY millions	%
Six months ended September 30, 2018	90,963	9.6	2,912	25.8	3,317	34.4	1,982	33.2
Six months ended September 30, 2017	82,988	12.0	2,316	18.9	2,469	17.3	1,488	34.3

(Note1) Total comprehensive income attributable to IIJ
      For the six months ended September 30, 2018: JPY1,896 million (down 27.4% YoY)
      For the six months ended September 30, 2017: JPY2,611 million (up 125.9% YoY)
(Note2) Income before income tax expense represents income from operations before income tax expense and equity in net income in equity method investees, respectively, in IIJ's consolidated financial statements.
(Note3) Following the revision of U.S. GAAP, from 1Q18, accounting policies related to gains/losses on equity securities and funds were changed. When excludes gains/losses on equity securities and funds to which accounting policies were changed, our 1H18 income before income tax expense was JPY2,939 million (up 25.2%) and net income attributable to IIJ was JPY1,723 million (up 22.7%).

	Basic net income attributable to IIJ per share*	Diluted net income attributable to IIJ per share*
	JPY	JPY
Six months ended September 30, 2018	43.98	43.82
Six months ended September 30, 2017	33.02	32.91

(Note) Following the revision of U.S. GAAP, from 1Q18, accounting policies related to gains/losses on equity securities and funds were changed. When excludes gains/losses on equity securities and funds to which accounting policies were changed, our 1H18 basic net income attributable to IIJ per share was JPY38.23 and diluted net income attributable to IIJ per share was JPY38.09.

(2) Consolidated Financial Position

	Total assets	Total equity	Total IIJ shareholders' equity	Total IIJ shareholders' equity to total assets
	JPY millions	JPY millions	JPY millions	%
As of September 30, 2018	161,694	76,384	75,628	46.8
As of March 31, 2018	153,449	73,989	73,270	47.7

2. Dividends

	Dividend per Shares
	1Q-end	2Q-end	3Q-end	Year-end	Total
	JPY	JPY	JPY	JPY	JPY
Fiscal Year Ended March 31, 2018	-	13.50	-	13.50	27.00
Fiscal Year Ending March 31, 2019	-	13.50
Fiscal Year Ending March 31, 2019 (forecast)			-	13.50	27.00

(Note) Change from the latest released dividend forecasts: No

3. Target of Consolidated Financial Results for the Fiscal Year Ending March 31, 2019
(April 1, 2018 through March 31, 2019)                                                                           (% shown is YoY change)

	Total Revenues		Operating Income
	JPY millions	%	JPY millions	%
Fiscal Year Ending March 31, 2019	190,000	7.9	7,000	3.5

(Note1) Changes from the latest forecasts released: No
(Note2) For details, please refer to “FY2018 Financial Targets” written on page 9 of this earnings release.

* Notes

(1) Changes in significant subsidiaries for the six months ended September 30, 2018
(Changes in significant subsidiaries for the six months ended September 30, 2018 which resulted in changes in scope of consolidation): None

(2) Application of simplified or exceptional accounting for quarterly consolidated financial statements: None

(3) Changes in significant accounting and reporting policies for the consolidated financial statements
      1) Changes due to the revision of accounting standards: Yes
            In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2014-09, “Revenue from Contracts with Customers (Topic 606).” IIJ adopted this ASU in the first quarter beginning April 1, 2018, using the “modified retrospective method” and recognized in beginning retained earnings an adjustment for the cumulative effect of the change. The adoption of this ASU resulted in the increase in beginning retained earnings of JPY381,678 thousand. The adoption of this ASU did not have a material impact on IIJ’s consolidated financial position or consolidated results of operations.

            In January 2016, the FASB issued ASU 2016-01, "Financial Instruments - Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities," which amends the guidance in U.S. GAAP on the classification and measurement of financial instruments. Changes to the guidance primarily affected the accounting for equity investments, financial liabilities under the fair value option, and the presentation and disclosure requirements for financial instruments. This ASU requires equity investments (except those that are in consolidated subsidiaries or in equity method investees) to be measured principally at fair value and with changes in fair value recognized in net income. IIJ adopted this ASU in the first quarter beginning April 1, 2018 and recognized in beginning retained earnings an adjustment for the cumulative effect of the change. The adoption of this ASU resulted in the increase in beginning retained earnings of JPY5,739,166 thousand, net of tax amount of unrealized gains on holding investments.

      2) Others: No

(4) Number of shares outstanding (shares of common stock)

      1) The number of shares outstanding (inclusive of treasury stock):
            As of September 30, 2018: 46,721,400 shares
            As of March 31, 2018:    46,713,800 shares

      2) The number of treasury stock:
            As of September 30, 2018: 1,650,909 shares
            As of March 31, 2018:    1,650,909 shares

3) The weighted average number of shares outstanding:
            For the Six months ended September 30, 2018:            45,070,449 shares
            For the Six months ended September 30, 2017:            45,062,865 shares